Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Ally Financial Inc.

Ratio of Earnings to Fixed Charges

	Six months ended June 30,	Year ended December 31,
($ in millions)	2010 (a)	2009 (a)	2008 (a)	2007 (a)	2006 (a)	2005 (a)
Earnings
Consolidated net income (loss) from continuing operations	$558	$(7,006)	$4,902	$(1,879)	$1,863	$2,057
Income tax expense (benefit) from continuing operations	69	77	(131)	514	31	1,084
Equity-method investee distribution	—	—	111	65	651	283
Equity-method investee (losses) earnings	(25)	(10)	533	5	(512)	(142)
Minority interest expense	1	1	1	2	9	(57)

Consolidated income (loss) from continuing operations before income taxes, minority interest, and income (loss) from equity investees	603	(6,938)	5,416	(1,293)	2,042	3,225
Fixed charges	3,421	7,253	10,351	13,798	14,752	12,035

Earnings available for fixed charges	$4,024	$315	$15,767	$12,505	$16,794	$15,260
Fixed charges
Interest, discount, and issuance expense on debt	$3,404	$7,217	$10,298	$13,738	$14,686	$11,976
Portion of rentals representative of the interest factor	17	36	53	60	66	59

Total fixed charges	3,421	7,253	10,351	13,798	14,752	12,035
Preferred dividend requirements	594	1,224	—	192	22	—

Total fixed charges and preferred dividend requirements	$4,015	$8,477	$10,351	$13,990	$14,774	$12,035
Ratio of earnings to fixed charges (b)	1.18	0.04	1.52	0.91	1.14	1.27
Ratio of earnings to fixed charges and preferred dividend requirements (c)	1.00	0.04	1.52	0.89	1.14	1.27

(a)	During 2009, we committed to sell certain operations of our International Automotive Finance operations, Insurance operations, Mortgage operations, and Commercial Finance Group. We report these businesses separately as discontinued operations in the Consolidated Financial Statements. Refer to Note 2 to the Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.
(b)	The ratio indicates a less than one-to-one coverage for the years ended December 31, 2009 and 2007. Earnings available for fixed charges for the years ended December 31, 2009 and 2007, were inadequate to cover total fixed charges. The deficit amounts for the ratio were $6,938 million and $1,293 million for the years ended December 31, 2009 and 2007, respectively.
(c)	The ratio indicates a less than one-to-one coverage for the years ended December 31, 2009 and 2007. Earnings available for fixed charges and preferred dividend requirements for the years ended December 31, 2009 and 2007, were inadequate to cover total fixed charges and preferred dividend requirements. The deficit amounts for the ratio were $8,162 million and $1,485 million for the years ended December 31, 2009 and 2007, respectively.